Filed by First Busey Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Cummins-American Corp.

Commission File Number: 000-15950

Date: January 19, 2021

January 19, 2021

TO: All GSB Employees

Attachment: Core Rationale & FAQs

From: Paul A. Jones

Dear GSB Employees,

We wanted to share some very important news with all our employees who have been such valued and supportive members of our bank family. Our holding company has entered into an agreement with First Busey Corporation, the holding company of Busey Bank, which will result in the combination of our financial institutions.

There will be a lot of information to share over the coming months, but at this time, we wanted to share the following important information:

1.	The transaction is expected to be completed in the second quarter of 2021, subject to regulatory approval and the satisfaction of other customary closing conditions.
2.	Busey Bank has acquired and integrated banks in many similar transactions, and we expect that the process will be completed in an efficient manner designed to minimize any disruption to banking services.
3.	Paul Jones and John Diedrich plan to remain with the bank during the transition period of 6 to 8 months working as a team with Busey top management to assure a successful transition and incorporation of GSB into the Busey Bank family.

An important part of management’s leadership is the vision and planning for the future of our bank to serve the interests of our customers, our employees and the community we serve. During the last couple of years, the bank holding company has been carefully evaluating the best options for Glenview State Bank’s next decade of operation. It is essential to place our organization in a position to compete effectively in the market, grow the deposit base, increase loans and care for our employees. We also must position the bank to best serve, retain and grow our customer base.

Busey, like GSB, is one of the oldest Illinois-chartered banks. Busey Bank, which was founded in 1868, combines the benefits of a larger size bank, with assets of over $10 billion as of September 30, 2020, with the customer centric “Community Bank” approach to doing business. Senior management of GSB has great confidence in this combination. Reflecting this confidence, the bank holding company shareholders will hold a significant investment in the stock of Busey Bank’s holding company after the transaction is completed.

A goal of GSB senior management is to keep much of the GSB team together and we believe the Busey plan will help accomplish this goal. We will continue to maintain that “high touch” customer service, including having a live bank employee answer the phone and greet customers. We believe the combination with Busey Bank will also enable us to be an industry leader regarding the continuing implementation of new technologies. We believe we must adapt and implement these emerging technologies to prosper and remain a leader in our community.

We believe additional benefits to joining the Busey Bank family will become apparent once we join Busey Bank, including the following:

•	Busey’s size and financial strength will enhance retail customer services in important areas such as mobile banking and online banking, enabling us to offer a greater breadth of financial services and products to our retail customers.
•	As a part of Busey Bank, we will enhance our financial services and product offerings to our commercial accounts as well. In addition, we expect our customer lending limit will increase significantly. This will enable our commercial lending officers to target larger commercial accounts than in the past, and a broader number of market categories. This higher lending limit will also help us to retain commercial customers as they grow and require larger credit lines, revolvers and term loans.
•	Our Trust department team has built the business to over $1 billion in assets under management. The combination with Busey will enable us to offer additional Trust and fiduciary products and services, and help us accelerate the growth of our trust business.

•	While gaining the benefits of a larger scale by joining Busey, we will remain an Illinois-chartered bank with a community banking approach to business. In essence we will offer our customers the best of both worlds: scale and community banking services.

In joining Busey we will become part of one of the most dynamic banks headquartered in the State of Illinois. Busey Bank maintains over 50 banking centers stretching from Champaign-Urbana north to Chicago’s south, western and northern suburbs. The bank also maintains nearly 30 banking centers in the greater St. Louis area (Missouri and Illinois) and a branch in Carmel, Indiana. Finally, to better serve our snowbird customers, Busey Bank maintains four banking centers and a wealth management office in Southwest Florida.

We are confident that we have found a partner that shares the same philosophy of putting customers first AND supporting the communities it serves.

The timing of this announcement comes directly on the heels of our celebration of GSB’s 100-year anniversary. We are proud of this history of service, and look forward to continuing that legacy going forward with Busey Bank.

The complete rationale behind our strategic partnership with First Busey, key communication points, a link to an Integration Hub, where additional resources and information can be found, and a FAQ repository are included in the attachment.

There will be more information to come, including through a dedicated section of our web site at www.gsb.com and at www.busey.com/ourstory.

As always, we appreciate your support of true community banking; community banking that will remain intact for years to come.

Special Note Concerning Forward-Looking Statements

This communication may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations, plans, objectives, future performance and business of First Busey Corporation (“First Busey”) and Cummins-American Corp. (“CAC”).  Forward-looking statements, which may be based upon beliefs, expectations and assumptions of First Busey’s and CAC’s management and on information currently available to management, are generally identifiable by the use of words such as “believe,” “expect,” “anticipate,” “plan,” “intend,” “estimate,” “may,” “will,” “would,” “could,” “should” or other similar expressions.  Additionally, all statements in this document, including forward-looking statements, speak only as of the date they are made, and neither First Busey nor CAC undertakes any obligation to update any statement in light of new information or future events. A number of factors, many of which are beyond the ability of First Busey and CAC to control or predict, could cause actual results to differ materially from those in its forward-looking statements.  These factors include, among others, the following: (i) the possibility that any of the anticipated benefits of the proposed transaction between First Busey and CAC will not be realized or will not be realized within the expected time period; (ii) the risk that integration of operations of CAC with those of First Busey will be materially delayed or will be more costly or difficult than expected; (iii) the inability to complete the proposed transaction due to the failure of the required approval of CAC’s shareholders; (iv) the failure to satisfy other conditions to completion of the proposed transaction, including receipt of required regulatory and other approvals; (v) the failure of the proposed transaction to close for any other reason; (vi) the effect of the announcement of the transaction on customer relationships and operating results; (vii) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (viii) the strength of the local, state, national and international economy (including the impact of tariffs, a U.S. withdrawal from or significant negotiation of trade agreements, trade wars and other changes in trade regulations); (ix) the economic impact of any future terrorist threats or attacks, widespread disease or pandemics (including the COVID-19 pandemic in the United States), or other adverse external events that could cause economic deterioration or instability in credit markets; (x) changes in state and federal laws, regulations and governmental policies concerning First Busey’s and CAC’s general business; (xi) changes in accounting policies and practices, including CECL, which changed how First Busey estimates credit losses; (xii) changes in interest rates and prepayment rates of First Busey’s and CAC’s assets (including the impact of the London Inter-bank Offered Rate phase-out); (xiii) increased competition in the financial services sector and the inability to attract new customers; (xiv) changes in technology and the ability to develop and maintain secure and reliable electronic systems; (xv) the loss of key executives or employees; (xvi) changes in consumer spending; (xvii) unexpected results of acquisitions, including the acquisition of CAC; (xviii) unexpected outcomes of existing or new litigation involving First Busey or CAC; and (xix) the economic impact of exceptional weather occurrences such as tornadoes, hurricanes, floods, and blizzards. These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements.

Additional information concerning First Busey and its business, including additional factors that could materially affect First Busey’s financial results, are included in First Busey’s filings with the Securities and Exchange Commission (“SEC”).

Additional Information and Where to Find It

First Busey will file a registration statement on Form S-4 with the SEC in connection with the proposed transaction. The registration statement will include a proxy statement of CAC that also constitutes a prospectus of First Busey, which, when finalized, will be sent to the shareholders of CAC seeking their approval of the respective merger-related proposals. CAC’s shareholders are advised to read the Registration Statement on Form S-4 and the related proxy statement/prospectus, as well as any amendments or supplements to those documents and any other relevant documents filed or to be filed with the SEC in connection with the proposed transaction, when they become available because they will contain important information about First Busey, CAC and the proposed transaction. When filed, this document and other documents relating to the merger filed by First Busey and CAC can be obtained free of charge from the SEC’s website at www.sec.gov. These documents also can be obtained free of charge by accessing First Busey’s website at www.busey.com under the tab “Investors Relations” and then under “SEC Filings.” Alternatively, these documents, when available, can be obtained free of charge from First Busey upon written request to First Busey Corporation, Corporate Secretary, 100 W. University Avenue, Champaign, Illinois 61820 or by calling (217) 365-4556, or from CAC, upon written request to Cummins-American Corp., 800 Waukegan Road, Glenview, Illinois 60025 Attn: Corporate Secretary, or by calling (847) 729-1900.

Participants in this Transaction

First Busey, CAC and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders of CAC in connection with the proposed transaction under the rules of the SEC. Information about First Busey’s directors and officers may be found in First Busey’s definitive proxy statement relating to its 2020 Annual Meeting of Stockholders filed with the SEC on April 9, 2020, a copy of which can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants, including CAC’s officers and directors, will also be included in the proxy statement/prospectus regarding the proposed transaction when it becomes available.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.